UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2015

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	Press Release dated August 3, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: August 4, 2015	By:	/s/ Patrick Jeanmart
Patrick Jeanmart
Chief Financial Officer

Exhibit 99.1

Press Release 03 August 2015 7:00am CET

Celyad completes final patient infusion in CHART-1 Phase III trial

Important milestone for European Phase III trial triggers 9-month follow-up period

Data readout expected in the middle of 2016

Mont-Saint-Guibert, Belgium - Celyad SA (Euronext Brussels, Euronext Paris and Nasdaq: CYAD), a leader in the discovery and development of engineered cell therapies, today announced that it has completed the injection procedure for the last patient enrolled in CHART-1, its European Phase III clinical trial for its lead cardiovascular disease product candidate, C-Cure®.

C-Cure® is an autologous cell therapy intended to guide cardiac tissue formation in patients with ischemic heart failure by harvesting the patient’s own multipotent stem cells, reprograming these cells into cardiopoetic cells and re-injecting these reprogrammed cells back into the patient. With the final injection procedure completed, Celyad has initiated the nine-month follow-up period for this patient. The Company expects to release the full clinical data set for CHART-1 in the middle of 2016.

Dr. Christian Homsy, CEO of Celyad, commented, “Completing the injection procedure on the last CHART-1 patient represents another significant clinical development milestone for this product candidate and affirms so far our ability to meet operational timelines. It follows the positive outcome of the futility analysis performed on a subset of patient data in the first quarter and brings us an important step closer to potentially bringing this innovative treatment forward to help heart failure patients. We look forward to reporting the full CHART-1 data set in the middle of 2016.”

The CHART-1 (Congestive Heart failure Cardiopoietic Regenerative Therapy) trial is a Phase III clinical trial to evaluate a cellular therapy for the treatment of heart failure. CHART-1 is a patient prospective, controlled multi-centre, randomized, double-blinded Phase III clinical trial comparing treatment with C-Cure® to a sham treatment. The trial has recruited 240 patients with chronic advanced symptomatic heart failure in 12 countries in Europe and Israel. The trial is designed to assess the safety and efficacy of C-Cure®. The primary endpoint of the trial is a composite endpoint including mortality, morbidity, quality of life, Six Minute Walk Test and left ventricular structure and function at nine months post-procedure.

C-Cure® is Celyad’s most advanced product candidate based on its cardiopoiesis platform and is being developed for heart failure indications. The research underlying this technology was originally conducted at Mayo Clinic by the research team of Professor André Terzic and

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Press Release 03 August 2015 7:00am CET

Atta Behfar, and has been published in numerous peer-reviewed publications. C-Cure® consists of a patient’s own cells harvested from bone marrow, treated with cardiopoietic growth factors and then re-injected into the heart. It is designed to produce new autologous heart muscle cells which behave identically to those lost as a result of infarction, without the risk of rejection.

C-Cure®’s potential has been demonstrated in a multi-centre randomized controlled Phase II trial conducted in Europe. The results of the C-Cure® Phase II trial were published in April 2013 in the Journal of American College of Cardiology.

***END***

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For the U.S. : The Ruth Group

Lee Roth (Investors), and Kirsten Thomas (Media) - T: +1 646 536 7012 / 7014 - celyad@theruthgroup.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.fr

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T: +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapies with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrolment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKG2D CAR T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com.

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the announcement of clinical data and the safety and efficacy of C-Cure®, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for

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Press Release 03 August 2015 7:00am CET

C-Cure® and Phase I clinical trial for NKG2D CAR T-cell additional clinical results validating the use of adult autologous stem cells to treat heart failure and CAR T-cell autologous therapy to treat cancer; satisfaction of regulatory and other requirements; actions of regulatory bodies and other governmental authorities; obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties, competition from others developing products for similar uses, our ability to manage operating expenses, and our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, C-Cathez, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-Cathez, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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